                                 SCHEDULE 13D

                                (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                           Axsys Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  054615 10 9
--------------------------------------------------------------------------------
                                (CUSIP Number)


                              Stephen W. Bershad
                           Axsys Technologies, Inc.
                         910 Sylvan Avenue, Suite 180
                          Englewood Cliffs, NJ 07632
                                (201) 871-1500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               November 20, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                                  -----------------------
CUSIP No.  054615 10 9                       13D                           Page  2  of  7  Pages
          -------------                                                         ---    ---
------------------------                                                  -----------------------
-------------------------------------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


           Stephen W. Bershad
-------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (a) [_]
           (SEE INSTRUCTIONS)                                                             (b) [X]


-------------------------------------------------------------------------------------------------
  3        SEC USE ONLY


-------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS)


           PF, OO
-------------------------------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]


-------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION


           United States
-------------------------------------------------------------------------------------------------
                                SOLE VOTING POWER
       NUMBER OF         7
                                1,259,691 (See Item 5)
        SHARES       ----------------------------------------------------------------------------
                                SHARED VOTING POWER
      BENEFICIALLY       8
                                -0- (See Item 5)
        OWNED BY     ----------------------------------------------------------------------------
                                SOLE DISPOSITIVE POWER
          EACH           9
                                1,259,691 (See Item 5)
       REPORTING     ----------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
      PERSON WITH       10
                                -0- (See Item 5)
-------------------------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,259,691 (See Item 5)
-------------------------------------------------------------------------------------------------
 12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                  [_]
           (SEE INSTRUCTIONS)

-------------------------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           31.4 (See Item 5)
-------------------------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
-------------------------------------------------------------------------------------------------

------------------------                                                  -----------------------
CUSIP No.  054615 10 9                       13D                           Page  3  of  7  Pages
          -------------                                                         ---    ---
------------------------                                                  -----------------------
-------------------------------------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


           SWB Holding Corporation
-------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (a) [_]
           (SEE INSTRUCTIONS)                                                             (b) [X]


-------------------------------------------------------------------------------------------------
  3        SEC USE ONLY


-------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS)


           PF, OO
-------------------------------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [_]


-------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware
-------------------------------------------------------------------------------------------------
                                SOLE VOTING POWER
       NUMBER OF         7
                                590,764 (See Item 5)
        SHARES       ----------------------------------------------------------------------------
                                SHARED VOTING POWER
      BENEFICIALLY       8
                                -0- (See Item 5)
        OWNED BY     ----------------------------------------------------------------------------
                                SOLE DISPOSITIVE POWER
          EACH           9
                                590,764 (See Item 5)
       REPORTING     ----------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER
      PERSON WITH       10
                                -0- (See Item 5)
-------------------------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           590,764 (See Item 5)
-------------------------------------------------------------------------------------------------
 12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                  [_]
           (SEE INSTRUCTIONS)

-------------------------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           14.8 (See Item 5)
-------------------------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           CO
-------------------------------------------------------------------------------------------------

                        AMENDMENT NO. 3 TO SCHEDULE 13D

     The Reporting Persons hereby amend and restate their Statement on Schedule 13D filed on May 17, 1994, as amended (the "Original Statement"), with respect to the Common Stock, par value $.01 per share ("Common Stock"), of Axsys Technologies, Inc. (formerly known as Vernitron Corporation), a Delaware corporation (the "Company"), as set forth in this Amendment No. 3. The Cusip Number of the Common Stock is 054615 10 9. Prior to the change in name of the Company from Vernitron Corporation to Axsys Technologies, Inc. and a one-for-five reverse stock split of the Common Stock, effective July 25, 1996, the Cusip Number was 924359300.

Item 1.  Security and Issuer.
------   -------------------

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share of Axsys Technologies, Inc., a Delaware corporation. The address of the principal executive offices of the Company is 910 Sylvan Avenue, Englewood Cliffs, New Jersey, 07632.

Item 2.  Identity and Background.
------   -----------------------

     This Statement is being filed by each of Stephen W. Bershad and SWB Holding Corporation, a Delaware corporation ("Holding"). The business address of each of Mr. Bershad and Holding is 910 Sylvan Avenue, Englewood Cliffs, New Jersey, 07632. All of the capital stock of Holding is owned by Mr. Bershad. Mr. Bershad is Chairman and Chief Executive Officer of the Company and sole director, President and Treasurer of Holding, which was formed by Mr. Bershad for the purpose of owning Mr. Bershad's investment in the Company. Each of the Reporting Persons is a United States citizen.

     Neither of the Reporting Persons has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

     The Reporting Persons have previously filed with the Securities and Exchange Commission a Statement on Schedule 13G, dated February 13, 1992, as amended, reporting beneficial ownership of an aggregate of 2,351,086 shares of Common Stock (the "Shares"). The Shares were purchased from Mr. Bershad's personal funds.

     On May 7, 1994, the Board of Directors of the Company (the "Board of Directors") approved a refinancing of the Company's senior secured indebtedness and, in connection therewith, approved, subject to certain conditions, a rights offering (the "Rights Offering"), pursuant to which holders of its Common Stock would be offered the right to subscribe for and purchase shares of Common Stock at $0.34 per share up to a number of shares having a maximum aggregate offering price of $2,500,000, or 7,352,042 shares of Common Stock. On such date, at the request of the Company, Mr. Bershad and the Company entered into an agreement (the "Standby Purchase Agreement") pursuant to which Mr. Bershad agreed to subscribe for and purchase his pro rata amount of the shares of Common Stock not purchased by other holders, up to a maximum aggregate number of 3,676,471 shares (the "Additional Shares"). The foregoing description of the Standby Purchase Agreement is qualified in its entirety by reference to the terms of the Standby Purchase Agreement, filed as Exhibit 1 to the Original Statement. On June 20, 1994, Mr. Bershad acquired beneficial ownership of an additional 3,334,072 shares of Common Stock pursuant to the Rights Offering, including 1,732,274 shares of Common Stock acquired directly by Holding pursuant to the Rights Offering, for an aggregate purchase price of $1,133,585. The Additional Shares were purchased from Mr. Bershad's personal funds.

     On July 25, 1996, the Company effected a one-for-five reverse stock split of the Common Stock.

      On March 17, 1997, Mr. Bershad acquired beneficial ownership of an additional 111,780 shares of Common Stock by tendering shares of Preferred Stock of the Company beneficially owned by him to the Company pursuant to the Company's exchange offer (the "Exchange Offer") made to holders of Preferred Stock pursuant to an Offering Circular, dated February 13, 1997. Pursuant to the Exchange Offer, the Company exchanged on March 17, 1997 newly issued shares of Common Stock for outstanding shares of Preferred Stock at the rate of .75 shares of Common Stock for each outstanding share of Preferred Stock.

     Financing for the Merger Transaction (as defined in Item 4) is expected to be supplied primarily by senior secured bank borrowings, with the balance, if any, expected to be provided through a combination of debt and/or equity securities. Stephen W. Bershad has had preliminary discussions with various financing sources regarding the availability and possible terms of any such borrowings and securities; however no definitive determination has been made, or agreement entered into, with respect to the terms of the financing for the Merger Transaction. In addition, as of the date of this Amendment No. 3 to
Schedule 13D, no Reporting Person has received any legally binding commitment to finance the Merger Transaction.

Item 4.  Purpose of Transaction.
------   ----------------------

     The information set forth in response to Item 3 of this Statement is incorporated herein by reference.

     On November 20, 1998, Mr. Bershad made a proposal (the "Proposal") to the Board of Directors to acquire all of the shares of Common Stock not currently owned by the Reporting Persons (the "Public Shares"). The transaction (the "Merger Transaction") would be structured as a cash merger in which each holder of Public Shares would receive $15.00 per share, or an aggregate of approximately $43.0 million, based on the number of Public Shares outstanding as of December 31, 1997. Upon the completion of the Merger Transaction, the Common Stock would cease to be quoted on the Nasdaq National Market and would be deregistered under the Securities Exchange Act of 1934, as amended. The letter from Mr. Bershad to the Board of Directors, dated November 20, 1998, containing the Proposal is attached hereto as Exhibit 3.

     The Proposal is subject to customary terms and conditions, including (i) execution and delivery of a definitive agreement with the Company with respect to the Merger Transaction, (ii) approval of the Merger Transaction by a special committee of the Company's Board of Directors (the "Special Committee"), the Company's Board of Directors and its shareholders, (iii) receipt of satisfactory financing for the Merger Transaction, (iv) receipt of a fairness opinion from the financial advisor to the Special Committee that indicates that the Merger Transaction is fair from a financial point of view to the holders of Public Shares and (v) the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Company has agreed to reimburse Mr. Bershad for his expenses incurred in pursuing the Proposal. A copy of the agreement relating to such expense reimbursement is attached hereto as Exhibit 4. Mr. Bershad has reserved the right to amend or withdraw the Proposal at any time in his discretion. A copy of the press release issued by the Company on November 20, 1998 relating to the Proposal is attached hereto as
Exhibit 5.

     Except as set forth herein, neither of the Reporting Persons has any plan or proposal which relates to or would result in any of the transactions set forth in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     The Reporting Persons may be deemed a group within the meaning of Rule 13d-5 under the Exchange Act and, therefore, each Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of all of the shares of Common Stock beneficially owned by each member of such group, or an aggregate of 1,259,691 shares of Common Stock (the "Shares"), representing (based on the 4,001,188 shares of Common Stock which were issued and outstanding on October 6, 1998 and the portion of options to purchase shares of Common Stock held by any of the Reporting Persons which were then exercisable or become exercisable within 60 days after the date hereof (consisting of a total of 10,880 shares)) approximately 31.4% of the total of the outstanding shares of Common Stock and such portion of such options. The Shares consist of:
(i) 590,764 shares of Common Stock owned directly by Holding; (ii) 658,047 shares of Common Stock owned directly by Mr. Bershad and (iii) 10,880 shares subject to options granted under the Company's Long-Term Stock Incentive Plan to Mr. Bershad which are currently exercisable or become exercisable within 60 days after the date hereof. Mr. Bershad may be deemed to beneficially own the shares held by Holding specified in (i) above by virtue of his ownership of 100% of the common stock of Holding. Attached hereto as Exhibits 6, 7, 8 and 9 are Incentive Stock Option Agreements covering the options to purchase Common Stock granted to Mr. Bershad under the Company's Long-Term Stock Incentive Plan.

     Except as described in this Statement, none of the Reporting Persons has engaged in any transaction in shares of Common Stock in the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Except as described in this Statement or in the Exhibits to this Statement, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the company.

Item 7.  Material To Be Filed as Exhibits.
------   --------------------------------

     The following documents are included in this Statement as Exhibits hereto:

     3.  Letter, dated November 20, 1998, from Stephen W. Bershad to the
         Company.

     4. Expense Reimbursement Agreement, dated November 24, 1998, between Stephen W. Bershad and the Company.

     5.  Press release issued by the Company, dated November 20, 1998.

     6. Incentive Stock Option Agreement, dated as of October 19, 1994, between Stephen W. Bershad and the Company.

     7. Long-Term Stock Incentive Plan Committee Resolution, dated February 11, 1996, amending Incentive Stock Option Agreement, dated as of September 30, 1991, between Stephen W. Bershad and the Company.

     8. Incentive Stock Option Agreement, dated as of February 12, 1997, between Stephen W. Bershad and the Company.

     9. Incentive Stock Option Agreement, dated as of February 27, 1998, between Stephen W. Bershad and the Company.

     10. Joint Filing Agreement, dated November 20, 1998, between Stephen W. Bershad and SWB Holding Corporation.

                                   SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  November 24, 1998



                                       ________________________________________
                                                  Stephen W. Bershad


                                       SWB Holding Corporation


                                       By:  ___________________________________
                                            Stephen W. Bershad
                                            President

                                 Exhibit Index
                                 -------------

 Exhibit                               Description                                             Page No.
 -------                               -----------                                             --------
   3.     Letter, dated November 20, 1998, from Stephen W. Bershad to the Company.
   4.     Expense Reimbursement Agreement, dated November 24, 1998, between Stephen W.
          Bershad and the Company.
   5.     Press release issued by the Company, dated November 20, 1998.
   6.     Incentive Stock Option Agreement, dated as of October 19, 1994, between Stephen
          W. Bershad and the Company.
   7.     Long-Term Stock Incentive Plan Committee Resolution, dated February 11, 1996, amending Incentive Stock Option Agreement, dated as of September 30, 1991, between Stephen W. Bershad and the Company.
   8.     Incentive Stock Option Agreement, dated as of February 12, 1997, between Stephen
          W. Bershad and the Company.
   9.     Incentive Stock Option Agreement, dated as of February 27, 1998, between Stephen
          W. Bershad and the Company.
  10.     Joint Filing Agreement, dated November 23, 1998, between Stephen W. Bershad and
          SWB Holding Corporation.